UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

EMS TECHNOLOGIES, INC.
(Name of Subject Company)
EMS TECHNOLOGIES, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
26873N108
(CUSIP Number of Class of Securities)

Dr. Neilson A. Mackay
President and Chief Executive Officer
EMS Technologies, Inc.
660 Engineering Drive
Norcross, Georgia 30092
(770) 263-9200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)
With copies to:

C. William Baxley	Stephen Fraidin
Anne M. Cox	Yi Sheng
King & Spalding LLP	Kirkland & Ellis LLP
1180 Peachtree Street, N.E.	601 Lexington Avenue
Atlanta, Georgia 30309	New York, New York 10022
(404) 572-4600	(212) 446-4800
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Item 5.02 of the Current Report on Form 8-K filed by EMS Technologies, Inc. on June 16, 2011 (including all exhibits attached thereto) is incorporated herein by reference.

The following communication was sent to all employees of EMS Technologies, Inc. on June 16, 2011.

M  e  m  o  r  a  n  d  u  m

DATE:	June 16, 2011

TO:	All holders of employee stock options and unvested restricted shares

FROM:	Neil Mackay

RE:	Effect of potential acquisition by Honeywell
For many years, EMS has made stock-based incentives a key part of the long-term compensation that it offered its key employees. You are receiving this memo because you are a holder of employee stock option(s) and/or unvested restricted shares.
I want to make you aware of several very favorable terms in the recently-announced proposed merger agreement with Honeywell:
1.	If you hold an outstanding stock option award, your unvested options will become vested at the commencement of the tender offer by Honeywell, and those options may then be exercised up to the end of Honeywell’s tender offer.
•	If you decide to exercise your options, you must pay the exercise price for each option. Then when you tender your shares of stock received upon exercise of your option, you will receive the offer price paid to all EMS shareholders.

•	However, you do not need to exercise your options prior to the end of the tender offer. If you do not exercise your options you will automatically receive cash compensation representing the value of your outstanding stock options as described in paragraph 3a. below.
2.	If you hold unvested restricted shares, all shares will immediately vest upon completion of the acquisition of EMS by Honeywell and the shares will have no further restrictions.

3.	As part of Honeywell’s tender offer to all shareholders, you will receive cash compensation, representing the value of your outstanding stock options that you have not exercised and/or your unvested restricted shares. The value is determined as follows:
a.	Stock Options — The amount paid for all outstanding stock options that you have not exercised will be your profit in your options — i.e., the difference between Honeywell’s tender offer price and the exercise price for each option you hold. You do NOT need to exercise your options in order to receive cash compensation.

b.	Restricted Shares — The amount paid for each outstanding restricted share will be the offer price to all EMS shareholders — as if the restricted shares had been converted to regular shares of EMS, which you would have tendered to Honeywell. You will not need to obtain a stock certificate in place of your restricted share to receive cash compensation.

c.	Honeywell’s tender offer is stated in US dollars (“USD”), and the cash received by each employee will be in USD. Employees outside the US, as with any other shareholder outside the US, will be responsible for converting cash received from the tender offer into another currency if they so choose.

d.	The value of cash received for your stock options and/or restricted shares is taxable compensation, and will be reported to the appropriate taxing authorities as part of the usual processes. USD amounts will be converted at the spot rate on the date of payment for reporting to tax authorities outside of the US.
          i. U.S.-based employees are subject to withholding tax (social security, to the extent applicable, Medicare, and 25% federal income tax[1] and state tax at the applicable state rate).
VERY IMPORTANT: The required federal tax withholding may not be sufficient to cover your potential federal tax liability related to the additional compensation. You should consult with your tax advisor about the possible need for you to make quarterly payments to the appropriate authorities in order to avoid significant penalties and interest.
          ii. Canada based employees are subject to withholding tax (federal income tax withholding and government pension, to the extent applicable).

[1]	If the total amount of supplemental compensation paid to an employee exceeds $1 million in the year of this payment, the portion above $1 million will be subject to a federal income tax withholding rate of 35%.

VERY IMPORTANT: The required federal tax withholding may not be sufficient to cover your potential federal tax liability related to the additional compensation. You should consult with your tax advisor about the possible need for you to make quarterly payments to the appropriate authorities, in order to avoid significant penalties and interest.
          iii. We will not withhold taxes for employees who are not citizens of the US or Canada.
VERY IMPORTANT: You should consult with your tax advisor about the need for you to make quarterly payments to the appropriate authorities, in order to avoid penalties and interest.
We are very pleased for each of you, our key employees, that you will realize the full value of all of your outstanding stock-based awards. If you have further questions, please contact your HR representative.
**************************************************
Notice to Investors
 The planned tender offer described in this communication has not yet commenced. The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Honeywell International Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and EMS Technologies, Inc. (“EMS”) will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to EMS’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge at the SEC’s website (www.sec.gov).

[1]	If the total amount of supplemental compensation paid to an employee exceeds $1 million in the year of this payment, the portion above $1 million will be subject to a federal income tax withholding rate of 35%.